PROSPECTUS                                            Final Prospectus
                                                      Pursuant to Rule 424(b)(3)
                                                      File No. 333-67741

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                                3,319,038 SHARES

                                 TELIDENT, INC.

                                  COMMON STOCK

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         The shareholders of Telident identified on page 11 are offering and selling 3,319,038 shares of common stock under this prospectus. We will not receive any part of the proceeds from this offering.

         Our common stock is quoted on the Nasdaq SmallCap Market and trades under the ticker symbol "TLDT." On May 10, 1999, the closing price of one share of our stock on the Nasdaq SmallCap Market was $1.75.


                                 ---------------


         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                 ---------------


         THE SHARES INVOLVE RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


                                 ---------------





                   THE DATE OF THIS PROSPECTUS IS MAY 11, 1999

                               PROSPECTUS SUMMARY


         BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU DECIDE TO INVEST.

TELIDENT

         We design, manufacture and market hardware and software systems which provide the exact location of a 911 telephone call to the emergency dispatcher at the 911 public safety answering point who receives the call. Our systems provide information which can speed the response time to a 911 call, reduce the costs associated with responses to incorrect locations and improve the safety of individuals within private businesses and public institutions that own or operate private telephone systems. We also manufacture and market systems that direct emergency calls to the correct 911 response center and which are used to create emergency networks for public and private telephone networks and governmental agencies.

         Our products utilize existing enhanced 911 network technology which automatically transmits the caller's telephone number and address to the nearest emergency dispatcher. Over two-thirds of the telephone systems in the United States have access to this enhanced technology. Despite this level of access, generally only residential telephones connected to the public telephone company are able to take advantage of this enhanced technology. Private telephone systems, such as those used by private businesses and public institutions, generally do not have the ability to send a caller's location to an emergency 911 dispatcher without equipment such as ours. Our products work with enhanced technology to transmit the precise location, and generally the caller's name, to the nearest emergency dispatcher through the existing enhanced public network. Six states have adopted legislation mandating the modification of certain private telephone systems to make them fully compatible with existing 911 technology. We believe other states are considering such legislation.

         The primary markets for our systems and services include a wide variety of private telephone system owners such as:

         *  Medium to large corporations         *  Apartments and condominiums

         *  Colleges and universities            *  Nursing and retirement homes

         *  City, county and state government    *  Hotels and motels
            offices

         *  Public schools                       *  Hospitals and clinics

OUR BUSINESS STRATEGIES

         We have implemented strategies to grow our core business. Such plans include extending our current products to include additional features and adapting our hardware and software to take advantage of the information networking capabilities of sophisticated private data networks and the Internet. We have also created a special board committee and hired an investment banking firm to explore our strategic options, including selling Telident or acquiring another company. There can be no assurance that we will consummate any such transaction or that any such transaction, if consummated, will ultimately be advantageous or profitable for us.

THE OFFERING

         We issued the securities covered by this prospectus to the selling shareholders primarily in connection with stock purchase agreements between us and the selling shareholders. The selling shareholders currently hold about 40% of the shares covered by this prospectus and will receive the other 60% upon the conversion of preferred stock and the exercise of warrants. The precise number of shares of common stock which the selling shareholders will receive upon conversion of preferred stock cannot be determined at this time. Accordingly, the actual number of shares issued may be higher or lower than the number of common shares underlying preferred stock registered hereby.

         The selling shareholders may offer their shares through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or privately negotiated prices. No period of time has been fixed within which the shares may be offered or sold.

GENERAL

         Our principal executive offices are located at Ten Second Street, N.E., Suite 212, Minneapolis, Minnesota 55413, and our telephone number is (612) 623-0911.

                                  RISK FACTORS

         BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS, AND THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK.

         IF NASDAQ DECIDES THAT TELIDENT'S PAST ISSUANCES OF SECURITIES VIOLATED NASDAQ'S CORPORATE GOVERNANCE RULES OR THAT TELIDENT HAS VIOLATED OTHER CONTINUED LISTING RULES, TELIDENT COULD LOSE ITS NASDAQ LISTING, POSSIBLY DECREASING LIQUIDITY FOR SHAREHOLDERS. The Nasdaq Stock Market may decide that our past issuances of securities violated Nasdaq's corporate governance rules. Further, we barely exceed the minimum quantitative standards for continued listing on the Nasdaq SmallCap Market. In either case, our shares could be delisted. Nasdaq's corporate governance rules require, among other things, that issuers obtain shareholder approval prior to the issuance of securities in connection with a transaction, other than a public offering, involving the sale or issuance by the issuer of common stock equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

         When Telident entered into the purchase agreement to sell its Series III convertible preferred stock and the related warrants, the preferred stock was convertible into less than 20% of the issued and outstanding shares of common stock and was priced at the then fair market value of the common stock. The warrants were exercisable for less than 20% of the issued and outstanding shares of common stock and had an exercise price in excess of the then fair market value of the common stock. After signing the purchase agreement, but prior to the issuance of the preferred stock and the warrants, the continued listing of Telident's securities was being reviewed by Nasdaq. At the time of that review, Telident provided Nasdaq with all of the documents related to the issuance of the preferred stock and warrants. Before, during and after Nasdaq's review, Telident's common stock traded below $2.50 per share. As a result of the conversion provisions applicable to the preferred stock, the holders gained the ability to convert those shares into more than 20% of the issued and outstanding shares of common stock. To date, the antidilution provisions of the warrants have not been triggered. As a result, there has been no change in the number of shares for which the warrants may be exercised. Such number is still less than 20% of the issued and outstanding shares of common stock. See "- Preferred stock conversions, warrant exercises and option exercises will substantially dilute Telident's shareholders."

         Although Nasdaq reviewed the continued listing of Telident's securities in July 1998, it did not affirmatively exempt Telident from the corporate governance rules. In early 1999, Nasdaq issued an interpretation of its corporate governance rules which indicates that if Telident's transaction were to take place today, it would require shareholder approval. While it was not apparent that shareholder approval of Telident's transaction was required when the parties entered into the purchase agreement in April 1998 or when Telident appeared before a Nasdaq panel in July 1998, Nasdaq may determine, based on its recent interpretation, that shareholder approval was required. If Nasdaq reaches this decision, our securities may be delisted.

         If our shares do not continue to be listed on the Nasdaq SmallCap Market, trading, if any, would be conducted in the over-the-counter market in the so-called "pink sheets" or the OTC Bulletin Board, which was established for securities that do not meet the Nasdaq SmallCap Market listing requirements. Consequently, selling our shares would be more difficult because smaller quantities of shares could be bought and sold, transactions could be delayed, and security analyst and news media coverage of Telident may be reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. There can be no assurance that our common stock will continue to be listed on the Nasdaq SmallCap Market.

         IF UNABLE TO RECEIVE ADDITIONAL REQUIRED CAPITAL, TELIDENT COULD LOSE ITS NASDAQ LISTING, POSSIBLY DECREASING LIQUIDITY FOR SHAREHOLDERS. At December 31, 1998, we had approximately $1.3 million in cash and $2.3 million in net tangible assets. We believe that the proceeds from our August 1998 private placement and the cash received from future operations will enable us to meet the working capital requirements of our current operating plan and to sustain our business as a going concern at least through December 31, 1999.

However, should we incur additional operating losses in the future, we may require additional capital to meet Nasdaq's $2.0 million net tangible asset requirement for continued listing on the Nasdaq SmallCap Market. If additional capital is not available in these circumstances, we could lose our listing on the Nasdaq SmallCap Market possibly decreasing liquidity for shareholders. The availability of capital may also impact our ability to consummate a future acquisition of another company. Additional capital may not be available on terms acceptable to us or at all.

         TELIDENT MAY NOT OPERATE PROFITABLY IN THE FUTURE AND MAY NOT BE ABLE TO CONTINUE IN BUSINESS UNLESS LONG-TERM TRENDS CHANGE. Except for the last three quarters, we have historically incurred losses from operations because we have not sold enough products to cover our expenses. We had an accumulated deficit of approximately $13.6 million as of December 31, 1998. Net losses applicable to our common stock including deemed dividends for the years ended June 30, 1998 and 1997, were approximately $1.1 million and $3.8 million, respectively. We cannot assure you that we will be able to operate profitably in the future. We cannot assure you that we will be able to continue in business unless long-term trends change.

         PREFERRED STOCK CONVERSIONS, WARRANT EXERCISES AND OPTION EXERCISES WILL SUBSTANTIALLY DILUTE TELIDENT'S SHAREHOLDERS. In general, the 400,000 outstanding shares of Series III convertible preferred stock are convertible at a floating rate that may be substantially below the market price of the common stock. Based on a 10-day average closing price for the period ending April 16, 1999, each share of this series was convertible into approximately 1.77 common shares. Pursuant to a modification agreement with Special Situations, one of the two preferred stock holders, Special Situations is entitled to convert each preferred share, during a limited period of time, into approximately 3.18 common shares. The lower the common stock price at the time of conversion, the more common shares FAMCO and Special Situations get. Due to the conversion formula applicable to this series, there is no limit on the number of common shares into which shares of this series can be converted:

         * To the extent FAMCO and Special Situations convert preferred shares and then sell common stock, the common stock price may decrease due to the additional shares in the market. This could allow FAMCO and Special Situations to convert preferred shares into a greater amount of common stock, the sales of which would further decrease the price of the common stock.

         * The significant downward pressure on the price of the common stock as FAMCO and Special Situations convert and sell material amounts of common stock could encourage short sales by FAMCO, Special Situations or others. This could place further downward pressure on the price of the common stock.

         * The conversion of preferred shares may result in substantial dilution to the interests of other holders of common stock since FAMCO and Special Situations may ultimately convert and sell the full amount issuable upon conversion.

         As of April 16, 1999, there were 3,027,657 shares of common stock outstanding. There were warrants outstanding to purchase 1,084,907 shares of common stock and options outstanding to purchase 93,519 shares of common stock. As noted above, there were also 400,000 shares of Series III convertible preferred stock outstanding. While the preferred shares convert at a floating rate, each outstanding warrant is exercisable for one common share. If Telident issues new securities at a price less than $2.50 per share, the antidilution provisions of the preferred shares and the warrants would cause Telident to issue a greater number of common shares upon their conversion/exercise based upon such trigger price.

         Based on the 10-day average closing price presented above and assuming full conversion of the preferred stock and the exercise of all outstanding warrants and options, Telident would have issued approximately 2,168,475 shares of common stock. Such shares would have represented approximately 71.6% of our issued and outstanding common stock on that date.

         The following chart depicts the number of common shares we would be required to issue upon full conversion of the outstanding preferred stock and the exercise of all outstanding warrants and options, including those which have exercise prices higher than the current market price. It is worthwhile to note that, depending upon the 10-day average closing price at the time of conversion, Telident's average daily trading volume may prevent Special Situations from converting its preferred stock into the numbers of common shares presented in the following chart. See "Selling Shareholders - Preferred stock conversion terms."

  10-Day       Percentage                           Common
  Average       Above or                            Shares     Common Shares Issuable    Percentage of
  Common         Below        Preferred Stock      Issuable      Upon Conversion of    Total Out-standing  Resulting Common Shares
Stock Price    Recent 10-    Conversion Ratio        Upon          Preferred Stock       Common Stock       Beneficially Owned By
at Time of    Day Average   -------------------   Exercise of  ----------------------    Newly Issued      -----------------------
Conversion       Common               Special      Warrants                Special       Shares Would                     Special
or Exercise   Stock Price   FAMCO    Situations   and Options    FAMCO    Situations       Represent         FAMCO      Situations
-----------   ------------  -----    ----------   -----------   -------   -----------  ----------------    ---------    ----------
  $0.708          -60%      4.414      4.414       1,178,426    882,768     882,768         97.2%          2,499,864    1,082,768
  $1.062          -40%      2.943      3.185       1,178,426    588,512     636,942         79.4%          2,205,608      836,942
  $1.416          -20%      2.207      3.185       1,178,426    441,384     636,942         74.5%          2,058,480      836,942
  $1.770       No Change    1.766      3.185       1,178,426    353,107     636,942         71.6%          1,970,203      836,942
  $2.124          +20%      1.471      3.185       1,178,426    294,256     636,942         69.7%          1,911,352      836,942
  $2.478          +40%      1.261      3.185       1,178,426    252,220     636,942         68.3%          1,869,316      836,942
  $2.832          +60%      1.103      3.185       1,178,426    200,000     636,942         66.6%          1,817,096      836,942

         TELIDENT MAY BE UNABLE TO SELL ITSELF OR ACQUIRE ANOTHER COMPANY. We are exploring strategic options, including selling Telident or acquiring another company. These options are designed to increase the size and capability of Telident, to spread the cost of our existing infrastructure, and to increase shareholder value. We do not have any understandings, commitments or agreements with respect to any such transactions. There can be no assurance that we will consummate any such transaction or that any such transaction, if consummated, will ultimately be advantageous or profitable for us.

         TELIDENT'S RESTRUCTURING MAY NOT LEAD TO PROFITABILITY. We have focused on strengthening our market position, reducing our costs and examining ways to grow and be profitable. Such efforts have included reducing operating expenses, cutting our workforce and repositioning our sales force. These steps may not lead to increased revenue, improved market position or profitability. If these measures and other reorganization efforts prove unsuccessful, our business, operating results and financial condition could be materially adversely affected and we may be unable to achieve the strategic objectives described above.

         IF TELIDENT CANNOT INTRODUCE NEW OR IMPROVED PRODUCTS ON A TIMELY BASIS, CUSTOMERS WILL TURN TO OUR COMPETITORS AND OUR REVENUE WILL DROP. We participate in an industry in which significant changes and new and better products are rapidly introduced. To keep up with the industry changes and product development, we must make substantial investments in product and technology developments. We are currently investing in hardware and software upgrades to increase our product capabilities and to take advantage of improving microprocessor and software capabilities available on the market. However, if existing technical standards change more rapidly than we anticipate or if our plans for operating within changing technical standards prove unworkable, our products may not meet a competitive market's needs or timing and may not meet necessary regulatory requirements. Furthermore, we may not have the funds required to continue these developments or to make additional investments on a timely basis in the future.

         W. EDWARD MCCONAGHAY AND OTHERS COULD LEAVE TELIDENT AT ANY TIME, IMPAIRING OUR DEVELOPMENT AND PROFITABILITY. We believe that our development and ability to operate profitably depends on the continued employment of our senior management team. If W. Edward McConaghay, the President and Chief Executive Officer, who Telident has employed since April 1997, or other members of the management team do not continue to serve in their present positions, our business, operating results, financial condition, and cash flows could be materially adversely affected. We have not entered into non-competition or employment agreements with our employees. As a result, our employees could leave at any time and compete against us in our industry. Further, we do not maintain life insurance on any of our employees.

         COMPETITION IN 911 TRANSLATION MAY PREVENT TELIDENT FROM GETTING OR KEEPING CUSTOMERS. We face increasing competition from other companies that market products similar to our station translation system product. We are aware of two competitors which market similar products. In addition, several other competitors provide a basic 911 translation capability through hardware and software used in connection with private telephone systems. Many of our potential competitors are larger and have greater resources than we do. In addition, the technology used in the telecommunications industry is subject to rapid change. We must be able to adapt to such changes by our competitors or our products will become obsolete. There can be no assurance that we will be able to adapt to such changes on a timely basis, if at all. Our competitors continually take steps to attract customers and increase their market share. The most heavily used techniques are advertising, target marketing and price competition. These competitive practices, as well as competition that may develop in the future, could diminish our ability to obtain and keep customers.

         THE MARKETPLACE MAY NOT ACCEPT 911 TRANSLATION PRODUCTS. There can be no assurance that additional states or the FCC will mandate the modification of certain private telephone systems to make them fully compatible with existing 911 technology. In the absence of such mandates, there can be no assurance that our products will maintain their current level of acceptance.

         TELEPHONE COMPANIES MAY NOT COOPERATE WITH TELIDENT. The attractiveness of our products to the public depends, in part, on the tariffs filed by local or regional telephone companies. We depend, and our customers depend, upon the cooperation of local telephone companies for the installation and operation of our products. If the pricing for network interfaces or database access provided by telephone companies is not favorable to our products, or if telephone companies are uncooperative, our sales in the affected market may drop.

         We presently are experiencing delays with Ameritech, the telephone company for Illinois, Michigan, Ohio, Indiana and Wisconsin. We believe that other telephone equipment manufacturers and related service providers are having similar difficulties with Ameritech. We have installed and continue to install working systems in these states; however, we can experience 120-150 day delays by Ameritech in the installation of requested network interfaces throughout this territory. Although the delays have not had a material adverse effect on our business, we are exploring ways to improve our relationship with Ameritech so that completion of projects for our customers are not unduly delayed. There can be no assurance that we will be successful in these endeavors.

         TELIDENT'S ANALOG PRODUCTS WILL BECOME OBSOLETE; TELIDENT WILL BE REQUIRED TO DEVELOP DIGITAL SOFTWARE INTERFACES. Several telephone companies have expressed a preference to sell digital equipment to customers within their territories instead of the current standard analog interface offered by Telident. We are currently preparing for a change to the use of digital interfaces connecting our products to private telephone systems. We are in the early stages of developing interfaces so that our software will work with digital equipment, we believe that we have the technical ability to develop such interfaces and we estimate that such development will cost $20,000 to $30,000. We intend that our software applications will operate with digital equipment independent of the type of interface and independent of the hardware vendor.

         TELIDENT'S STOCK PRICE MAY BE VOLATILE. The market price of our common stock has fluctuated significantly in recent months in response to numerous factors. Variations in our financial results, changes by financial research analysts in their estimates of our earnings, conditions in the economy in general or in our industry in particular, unfavorable publicity or changes in applicable laws and regulations affecting us may cause such fluctuations. In the first four months of trading in 1999, our stock ranged from a high of $7.00 per share on January 12 to a low of $1.06 per share on March 19 and 22. There can be no assurance that purchasers of our stock can sell such stock at or above the prices at which it was purchased.

         TELIDENT MAY BE LIABLE FOR DELAYED RESPONSES TO 911 CALLS. We may be liable if, through the failure of any of our products, any such products contribute to a delayed response from a 911 call resulting in injury, illness or death. While our products are designed to complete 911 calls even if they fail to provide number and location detail, there can be no assurance that this feature will always work as expected. We carry product liability insurance, but this insurance may not be adequate to cover successful product liability claims. We know of no product liability claims against us and we know of no product liability claims brought against our competitors. However, a successful product liability suit could materially adversely affect our business, operating results, financial condition and cash flows.

         TELIDENT MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY. We rely upon trade secrets and patents to protect the technology we develop. We also require our employees to execute nondisclosure agreements to preserve our trade secrets. It is important for our success to preserve our intellectual property. Our competitors may develop or acquire substantially equivalent technologies or gain access to our trade secrets. We may not be able to protect our rights in our trade secrets and our attempts to do so may not provide us with a competitive advantage.

         THE SALE OF TELIDENT'S STOCK MAY CAUSE THE MARKET PRICE OF TELIDENT'S STOCK TO FALL. The market price of our common stock could drop as a result of a large number of shares of common stock being sold in the market following resale registrations, the exercise of warrants and options, the conversion of convertible securities, or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future equity offerings.

         TELIDENT'S LOW STOCK PRICE MAY PRESENT LIQUIDITY PROBLEMS FOR SHAREHOLDERS. If our shares are not listed on the Nasdaq SmallCap Market, a broker-dealer trading our shares may need to make a special suitability determination for a purchaser and receive a purchaser's written consent to a transaction prior to sale. If our shares are delisted from Nasdaq and we fail to meet other financial criteria, the SEC may apply "penny stock" restrictions to our shares. In either case, the market liquidity for our shares would be adversely affected.

         SINCE THE DIRECTORS EFFECTIVELY CONTROL TELIDENT, THEY COULD TAKE ACTIONS CONTRARY TO THE PREFERENCES OF SHAREHOLDERS AT LARGE. Our current directors beneficially own over half of our common stock. Accordingly, such persons may control the outcome of shareholder approvals of business acquisitions, mergers and combinations and other actions. Even if other shareholders sought to discontinue operations and liquidate Telident, our current directors could prevent Telident from taking such actions.

         YEAR 2000 COMPLIANCE ISSUES MAY NEGATIVELY AFFECT TELIDENT. Many currently installed computer systems and software products, which are currently coded to accept only two digit date entries, will need to accept four digit date entries to distinguish 21st century dates from 20th century dates. As a result, in less than one year, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The failure of our products, our vendors or our customers to achieve Year 2000 compliance on a timely basis could materially adversely affect our business, operating results, financial condition and cash flows.

         State of readiness. We are presently completing the assessment of our Year 2000 readiness for operations, focusing on critical operating and applications systems, particularly the Year 2000 compliance of:

         *        our hardware and software products

         *        our internal administrative systems, and

         *        the compliance of our key software/hardware vendors.

         We believe that all Telident products currently manufactured and marketed are Year 2000 compliant. None of our current products rely on a date to function properly. To the extent that our products process dates, they use four digit years and are not subject to the effects of Year 2000. We communicate these facts, and specific product compliance, non-compliance and upgrade options, to our customers through our Internet web page and routine sales and marketing communications activities.

         As a part of our Year 2000 assessment, we simulated the event by inserting key dates leading up to and beyond the Year 2000 in an orchestrated manner for our key infrastructure components, critical business processes and key applications systems. We expect that minor Year 2000 compliance issues will continue to be identified as an outcome of these Year 2000 simulation tests and we intend to address these compliance issues no later than the second quarter of calendar 1999.

         Telident's internal accounting software is not Year 2000 compliant; however, we have already purchased Year 2000 compliant accounting software and we plan to roll over our accounting operations to utilize the new software in 1999. Our internal telecommunications and data processing systems have all been brought into compliance.

         We are currently performing a compliance survey of our critical vendors. Our key computer and software application suppliers are Year 2000 compliant, or we know their plans to become so. We have requested and will review our building operator's and utility vendors' plans for becoming Year 2000 compliant.

         Costs to address Year 2000 issues. We intend to complete our Year 2000 remediation efforts primarily with in-house resources, but will utilize consultants should the need arise. In the aggregate, we have spent an estimated $20,000 and anticipate spending an additional $15,000 as part of our Year 2000 assessment and remediation. The additional $15,000 includes the estimated $3,000 to $5,000 cost of rolling over our accounting operations to utilize new software that is Year 2000 compliant.

         Risks of Year 2000 issues. We recognize that issues related to Year 2000 constitute a material known uncertainty. We also recognize the importance of ensuring that Year 2000 issues will not adversely affect our operations. We believe that the processes described above will be effective to manage the risks associated with the problem. However, there can be no assurance that the processes can be completed on the timetable described above or that remediation will be fully effective. The failure to identify and remediate Year 2000 issues, or the failure of customers, key vendors or other critical third parties who do business with us to timely remediate their Year 2000 issues could cause system failures or errors, business interruptions and, in a worst case scenario, the inability to engage in normal business practices for an unknown length of time. Our business, operating results, financial condition and cash flows could be materially adversely affected. At this time, however, Telident does not possess information necessary to estimate the overall potential financial impact of Year 2000 compliance issues. Specific risks we face with regard to Year 2000 issues include the following:

         1. Decreased sales. Although we have tested and believe that our current products are Year 2000 compliant, we believe that the purchasing patterns of customers and potential customers may be affected as they direct a significant portion of their scarce information technology resources to complete their Year 2000 compliance programs. These expenditures may result in reduced funds available to purchase 911 hardware and software products such as ours. This could result in a material adverse effect on our business, operating results, financial condition and cash flows.

         2. Customer litigation. We have developed a program to advise our customers of the Year 2000 compliance status of our products and we have identified upgrade and replacement products for our customers potentially affected by Year 2000 issues. Although we believe that our efforts will ensure no disruption in the business or operations of our customers, the possibility exists that some customers may experience problems that may motivate them to sue us for restitution and damages that may be related to such problems.

         3. Disruption of supply materials. Several months ago, we began an ongoing process of surveying our vendors with regard to their Year 2000 readiness and we are now in the process of assessing and cataloging the first responses to the survey. We are hopeful of receiving adequate responses from critical vendors and many non-critical vendors by the second calendar quarter of 1999. We presently expect to work with vendors that show a need for assistance or that provide inadequate responses, and in many cases expect that survey results will be refined significantly by such work. Where ultimate survey results show that the need arises, we will arrange for back-up vendors before the change-over date.

         4. Disruption of internal computer systems. Telident has simulated the Year 2000 event by inserting key dates leading up to and beyond the Year 2000 in an orchestrated manner for our key infrastructure components, critical business processes and key applications systems. We believe that disruption of our internal computer systems is unlikely; however, we expect that minor Year 2000 compliance issues will continue to be identified as an outcome of these Year 2000 simulation tests. We intend to address these compliance issues no later than the second quarter of calendar 1999.

         5. Disruption of non-computer systems. We are currently conducting a comprehensive assessment of all non-computer systems, including utility, telecommunications, delivery and other services. Although we intend to work with any third party providers of such services to ensure that there will be no disruption in our operations, we believe that if any disruptions do occur, such will be dealt with promptly and will be no more severe with respect to correction or impact than would be an unexpected breakdown of such services and related equipment.

         Contingency plans. We recognize the need for Year 2000 contingency plans in the event that remediation is not fully successful or that the remediation efforts of our vendors, suppliers and governmental/regulatory agencies are not timely completed. We intend to address contingency planning during calendar 1999.

         If key parts suppliers or contract manufacturers do not achieve Year 2000 compliance in a timely manner, or at all, we believe that we have identified alternative sources that will meet our business or operations requirements. Additionally, we plan to create sufficient reserves of finished goods inventory, such that any delay in changing vendors will have a minimal effect on our business, operating results, financial condition and cash flows.

SPECIAL NOTE REGARDING TELIDENT'S FORWARD-LOOKING STATEMENTS

         Some of the information in this document may contain forward-looking statements. You can identify such statements by noting the use of forward-looking terms such as "believes," "expects," "plans," "estimates" and other similar words. Risks, uncertainties or assumptions that are difficult to predict may affect such statements. The risk factors presented above and other cautionary statements could cause our actual operating results to differ materially from those expressed in any forward-looking statement. We caution you to keep in mind these risk factors and other cautionary statements and to refrain from placing undue reliance on any forward-looking statements, which speak only as of the date of this document.

                              SELLING SHAREHOLDERS

         The following table presents information regarding the selling shareholders. The shares listed below represent the shares that each selling shareholder owned on April 16, 1999, or which each selling shareholder may own, upon the conversion of preferred stock or the exercise of warrants.

         The securities "beneficially owned" by a person are determined in accordance with the SEC's definition of "beneficial ownership" and, accordingly, may include securities owned by or for, among others, the spouse, children or other relatives of such person, as well as other securities over which the person has or shares voting or investment power or securities which the person has the right to acquire within 60 days of April 16, 1999.

         In the following chart, percentage of beneficial ownership is based on 3,027,657 outstanding shares of common stock. Shares issuable pursuant to the conversion of preferred stock and the exercise of warrants and options are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. The number of shares purchasable pursuant to the conversion of preferred stock assumes a 10-day average closing bid price of $1.00 per common share. We have used this price because $1.00 represents the minimum bid price required for continued listing on the Nasdaq SmallCap Market. See "- Preferred stock conversion terms."

                                                               PERCENTAGE OF
                                                  SHARES        OUTSTANDING                      SHARES
                                               BENEFICIALLY       SHARES                      BENEFICIALLY
                                                  OWNED        BENEFICIALLY                   OWNED IF ALL
                                                  BEFORE       OWNED BEFORE      SHARES      SHARES ARE SOLD
           SELLING SHAREHOLDER                   OFFERING        OFFERING        OFFERED     IN THE OFFERING
-----------------------------------------      ------------    -------------    ---------    ---------------
FAMCO III, Limited Liability Company(1)          2,242,096         53.2%        2,242,096             0
  Interchange Tower, Suite 850
  600 S. Highway 169
  Minneapolis, MN 55426

Special Situations Private Equity Fund, L.P.(2)    836,942         21.7%          836,942             0
  153 East 53rd Street
  New York, NY 10022

Willis Drake(3)                                    164,630          5.4%           80,000        84,630
  5704 Schaefer Road
  Edina, MN 55436

Warren Tyler Estate(4)                             115,937          3.8%           80,000        35,937
  c/o/ Steven Tyler
  125 Walker Street
  Wayzata, MN 55391

Richard Hencley(5)                                 107,374          3.5%           80,000        27,374
  1424 Indian Oaks Court
  Arden Hills, MN 55112

---------------

(1) Represents 625,000 shares purchasable pursuant to the conversion of 200,000 shares of Series III convertible preferred stock, 564,907 shares purchasable pursuant to the exercise of warrants and 1,052,189 shares of common stock. John Wunsch and Greg Nelson are the natural persons who exercise control over FAMCO.

(2) Represents 636,942 shares purchasable pursuant to the conversion of 200,000 shares of Series III convertible preferred stock and 200,000 shares purchasable pursuant to the exercise of warrants. Austin Marxe and David Greenhouse are the natural persons who exercise control over Special Situations.

(3) Includes 2,702 shares purchasable pursuant to the exercise of options and 14,625 shares purchasable pursuant to the exercise of warrants.

(4) Steven Tyler is the natural person who exercises control over the Warren Tyler Estate.

(5) Includes 3,750 shares of common stock which Mr. Hencley owns jointly with his spouse.

SALES TO SELLING SHAREHOLDERS

         In April 1998, Telident entered into a securities purchase agreement with FAMCO and Special Situations pursuant to which FAMCO and Special Situations each purchased 200,000 shares of Series III convertible preferred stock and warrants to purchase 200,000 shares of common stock. Family Financial Strategies, Inc. is the manager of FAMCO. John Wunsch and Greg Nelson are the sole officers and directors of Family Financial Strategies, Inc. Mr. Wunsch has also been a director of Telident since July 1997. MG Advisers, L.L.C. acts as general partner of and investment adviser to Special Situations. Austin W. Marxe and David Greenhouse are the sole members of MG Advisers.

         In June 1994, Telident sold 62,500 shares of Series I convertible preferred stock for an aggregate consideration of $1,000,000 in a private transaction. In this transaction, Willis Drake, Richard Hencley and Warren
Tyler each purchased one-third of the shares sold. All three individuals were directors of Telident at the time of purchase and Mr. Drake continues to serve as a director of Telident. In March 1999, Willis Drake, Richard Hencley and Warren Tyler's Estate each converted their remaining 12,500 shares of Series I convertible preferred stock into 80,000 shares of common stock at the fixed conversion ratio of 6.4 common shares per preferred share. As a consequence, the Series I convertible preferred stock has been completely converted to common shares. Steven Tyler is the natural person who exercises control over the Warren Tyler Estate.

PREFERRED STOCK CONVERSION TERMS

         In general, the 400,000 outstanding shares of Series III convertible preferred stock are convertible at a floating rate which depends on the 10-day average closing bid price of the common stock at the time of conversion. The following conversion formula applies to the preferred stock:

                                          $2.50
                        --------------------------------------------
                        The lesser of (a) $2.50 or (b) if the 10-day average closing bid price of the common stock is less than $2.50, then 80% of such average price

         The preferred stock also contains antidilution rights which provide that the number of shares issuable upon conversion will be increased if Telident issues new securities at a price less than $2.50 per share.

         Based on a 10-day average closing price for the period ending April 16, 1999, FAMCO and Special Situations would have been entitled to convert each share of their preferred stock into approximately 1.77 common shares.

         Pursuant to a modification agreement, Telident amended the conversion terms that apply to Special Situations, the owner of 200,000 shares of preferred stock. The modification agreement only applies to those shares of common stock which Special Situations receives upon conversion and sells between:

         * the effect date of the registration statement which registers such shares and

         * the last date that the closing bid price of the common shares exceeds $1.75 for a period of 10 consecutive trading days.

         During this special conversion period, the phrase "80% of such average price" in the conversion formula shall not exceed $0.785. In other words, as to those shares which Special Situations is able to sell during the special conversion period, the conversion rate will be approximately 3.18 shares of common stock, as opposed to approximately 1.77 shares of common stock which would otherwise be received upon conversion, for each share of preferred stock. Depending upon the 10-day average closing price at the time of conversion, Telident's average daily trading volume may prevent Special Situations from converting all of its preferred stock during the special conversion period. At the end of the special conversion period, the conversion rate set forth in the modification agreement will no longer apply to the shares of preferred stock then owned by Special Situations.

         The actual number of common shares issuable upon conversion of the shares of preferred stock is subject to adjustment depending on factors that cannot be predicted at this time, such as the future market price of the common stock.

PREFERRED STOCK DIVIDEND RIGHTS

         FAMCO and Special Situations are entitled to dividends if dividends are paid on the common stock. If dividends are paid on the common stock, a comparable dividend must be paid on the preferred stock. No cumulative dividends are currently outstanding on Telident's preferred stock.

TERMS OF THE RELATED WARRANTS

         In connection with their purchase of preferred stock, FAMCO and Special Situations each received warrants to purchase 200,000 shares of common stock. Such warrants are exercisable at $3.125 per share and they terminate in April 2000. These warrants also contain antidilution rights which provide that the number of shares issuable upon exercise will be increased if Telident issues new securities at a price less than $2.50 per share. Telident may call the warrants if the bid price of the common stock equals or exceeds $4.375 per share for at least 10 consecutive trading days immediately before the call. Telident may not call the warrants during any period in which the registration of the shares underlying the warrants is not effective.

         In July 1997, Telident issued 277,778 shares of Series II convertible preferred stock and warrants to purchase 312,500 shares of common stock to FAMCO. Although the Series II convertible preferred stock has been completely converted to common shares, FAMCO still holds the related warrant. This warrant is exercisable at $4.83 per share and terminates in July 1999. The number of shares issuable pursuant to this warrant has been adjusted pursuant to antidilution rights substantially similar to those described above. As of April 16, 1999, such warrant could have been exercised for 364,907 common shares. Telident may call the warrants if the bid price of the common stock equals or exceeds $7.88 per share for at least 10 consecutive trading days immediately before the call.

SELLING SHAREHOLDERS' REGISTRATION RIGHTS

         Under our stock purchase agreements with FAMCO and Special Situations, we agreed to register:

         *        their shares of common stock,

         * shares to be issued to them upon the conversion of their preferred stock, and

         * shares to be issued to them upon the exercise of their warrants.

         We also agreed to use our best efforts to keep the registration statement effective for three years, until they no longer hold or have the right to acquire the shares, or until all of their shares may be sold pursuant to SEC rules without volume restrictions, whichever comes first.

         Pursuant to our modification agreement with the former holders of Series I convertible preferred stock, we agreed to register the shares issued to them upon the conversion of their preferred stock. We also agreed to use our best efforts to keep the registration statement effective for two years.

         Our registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares covered by this prospectus.

                                 USE OF PROCEEDS

         All of the net proceeds from the sale of the shares will go to the shareholders who offer and sell their shares. Accordingly, we will not receive any proceeds from the sale of the shares.

                              PLAN OF DISTRIBUTION

         The selling shareholders may offer their shares at various times in one or more of the following transactions:

         *        on the Nasdaq SmallCap Market
         *        in transactions other than on such market
         *        in privately negotiated transactions, or
         *        in a combination of any of the above transactions

         The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prices, or at negotiated prices. We are indemnifying the selling shareholders against liabilities under the Securities Act.

         The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

         The selling shareholders and any persons who participate in the sale of the shares from time to time, may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any commissions paid or discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting compensation under the Securities Act.

         In order to comply with applicable state securities laws, the shares will be sold only through registered or licensed brokers or dealers. In addition, the shares will not be sold until they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

                                  LEGAL MATTERS

         For the purposes of this offering, Briggs and Morgan, Professional Association, is giving its opinion on the validity of the shares.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference from Telident's Annual Report on Form 10-KSB/A for the year ended June 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to documents we file with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all of the shares covered by this prospectus:

         *        Annual Report on Form 10-KSB/A for the year ended June 30,
                  1998;

         * Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1998 and December 31, 1998;

         * Description of our common stock contained in our Registration Statement on Form SB-2 (No. 333-04311) filed on May 22, 1996 (as amended);

         *        Current Reports on Form 8-K filed on August 19, 1998; and

         *        Definitive Schedule 14A (Proxy Statement) filed on September
                  29, 1998.

         This prospectus is part of a registration statement we filed with the SEC. You may request a copy of the registration statement or any of the above filings, at no cost, by writing or telephoning the Chief Executive Officer at the following address:

                        Telident, Inc.
                        Ten Second Street N.E., Suite 212
                        Minneapolis, Minnesota 55413
                        (612) 623-0911

         You should rely only on the information or representations provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

================================================================================

         YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY ANY SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.






                                -----------------

                                TABLE OF CONTENTS

                                -----------------

                                                                            Page
                                                                            ----

Prospectus Summary...........................................................  2
Risk Factors.................................................................  4
Selling Shareholders......................................................... 11
Use of Proceeds.............................................................. 14
Plan of Distribution......................................................... 14
Legal Matters................................................................ 14
Experts...................................................................... 14
Where You Can Find More Information.......................................... 15

================================================================================


                                3,319,038 SHARES





                                 TELIDENT, INC.




                                  COMMON STOCK






                                  ------------

                                   PROSPECTUS

                                  ------------





                                  MAY 11, 1999

================================================================================